SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

RECD S.E.C.
MAY 2 9 2002
1086

For the month of May, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the following letters filed by the Company with the Bolsa d*e Comercio de Buenos Aires* and the *Comisión Nacional de Valores* **(i)** letter dated May 21, 2002, with respect to the resignation of Emilio Cárdenas and Gary Gladstein as directors of the Company; **(ii)** letter dated May 21, 2002, reporting the repurchase of US$ 6,796,947.22 Notes by the Company, of its Series 02 Floating Rate Notes due 2002, **(iii)** letter dated May 24, 2002, with the report of the nine-months period ended March 31, 2002, and **(iv)** letter dated May 24, 2002 related to the quarterly financial statements for the nine month period ended on March 31, 2002.

In addition, attached is an English translation of summaries of a bondholders' meeting held on May 20, 2002 filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores* on May 21, 2002 and a copy of the press release related to the results of the March 31, 2002 quarterly financial statements.

(i) By letter dated May 21, 2002, the Company reported that the Board of directors accepted the resignation for personal matters of its directors Emilio Cárdenas and Gary Gladstein.

(ii) By letter dated May 21, 2002, informed the repurchase of US$ 6,796,947.22 Notes by the Company, of its Series 02 Floating Rate Notes due 2002 from the beneficial owner Banco Sudameris S.A.. For the repurchase, the Company received a waiver from the other beneficial owners Banca Nazionale del Lavoro S.A. and HSBC Bank S.A. that holds 50.5747% 34.48% of the Series 02 Notes, respectively. As the result of the repurchase, the Company will cancel the Notes repurchased.

(iii) By letter dated May 24, 2002, the Company filed the report of the nine-months period ended March 31, 2002. The result of such period reflects an accumulated loss of Ps. 307,243, 000 (Pesos three hundred and seven million two hundred and forty three thousand).

(iv) . By letter dated May 24, 2002 the Company handed in the following documents:

- Quarterly Financial Statements for the nine month period ended March 31, 2002.
- Supervisory Committee Report
- Auditor's Report
- Complementary information
- Copy of the Board Resolution Minute approving the above mentioned documents
- Copy of the Supervisory Committee approving the above mentioned documents
- Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 38.690.315 HELD ON MAY 20, 2002 (THE "SERIES 02 NOTES")

First Point:
It was unanimously approved by Banca Nazionale del Lavoro ("BNL") and HSBC Bank Argentina S.A. ("HSBC") the designation of the representatives of the bondholders BNL and HSBC to approve and sign the minute of the meeting.-

Second Point:
It was unanimously approved:
1) to extend the maturity of the principal of the Series 02 Notes due on May 20, 2002 and the capitalization of such interest corresponding to the Series 02 Notes, until June 19, 2002.
2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until June 19, 2002.

Third Point:
It was unanimously approved:
1) to extend the maturity of the Interest Period beginning on May 9, 2002 and ending on May 20, 2002, until June 19, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ **U$S 38.830.236.**
2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on May 9, 2002 and ending on May 20, 2002 and the extension of the maturity until June 19, 2002.

Fourth Point:
It was unanimously approved:
1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on May 20, 2002 and ending on June 19, 2002, establishing an annual fix interest rate of 12%.
2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the new interest rate applicable to the Interest Period beginning on May 20, 2002 and ending on June 19, 2002.

Inversiones y Representaciones Sociedad Anónima




IRSA




Press Release IIIQ 2002

IRSA

For further information, please contact:
Marcelo Mindlin – Executive Chairman
Daniela Bullrich – Head of Capital Markets
(5411) 4323 - 7586

IRSA Inversiones y Representaciones Sociedad Anónima announces Third Quarter Fiscal Year 2002 results

Buenos Aires, May 24, 2002 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA) announces its Third Quarter fiscal year 2002 results for the period ended March 31, 2002.

Net income for the Third Quarter fiscal year 2002 registered a loss of Ps.307 million or Ps.(1.45) per share (Ps.(14.5) per GDS) compared with Ps.(28.3) million, or Ps.(0.13) per share (Ps.(1.33) per GDS) for the third trimester of fiscal year 2001. Results per GDS were calculated using 21,199,927 million GDS (weighted average for the period), with each GDS representing ten (10) ordinary shares.

Consolidated net sales for the nine-month period totaled Ps.117.8 million, compared with Ps.173.7 million registered in the same period last year.

The breakdown regarding net sales among the Company's various business segments is as follows: Sales and Developments Ps.22.1 million, Offices and Other Rental Properties Ps.19.9 million, Shopping Centers Ps.43.3 million, Hotels Ps.15.8 million and International segment Ps.16.8 million. Operating income for the period totaled Ps.33.0 million.

Comment IIIQ02 operations

The first quarter of 2002 will be remembered as one of the worst periods in Argentine history. Following the assumption of Eduardo Duhalde as President on January 1 to serve until December 2003, a series of measures were adopted that changed the structural pillars of the economy. On January 6 the fixed exchange rate that had been in place in the country for more than ten years was set aside, triggering a large devaluation of the peso, which was quoted at Ps.2.91 per dollar on March 27.

Having eliminated the fixed exchange rate regime, the authorities ordered the conversion to pesos of all dollar denominated contracts. Additionally, the mandatory rescheduling of peso and dollar denominated deposits in the banking segment was announced. This measure, together with the restriction on cash withdrawals from bank accounts previously enforced by the De la Rua administration, came to be known as the "*corralito*".

Five months after the fall of the Convertibility Law, there is still no decision as to what system will replace it in the long term. Consequently, the Argentine economy has entered a virtual standstill of since the month of December.

In a scenario of devaluation and generalized default in which the National Government in the first place and later a large number of private debtors announced their inability to meet their obligations, IRSA has managed to satisfy all its liabilities when due.

In this context, we have successfully implemented the sale of properties against certificates of rescheduled bank deposits, which has enabled us to place units for an amount of Ps.9.6 million, notwithstanding the seriously recessive environment described above. Additionally, we acquired these certificates from depositors willing to turn them for cash. Both strategies allowed us to take hold of certificates which we used to cancel *pesified* debt (i.e. debt converted into pesos at a u$ 1 to Ps.1 exchange rate) for approximately Ps.39.1 million in IRSA and subsidiaries.

In terms of the operations, the period was extremely complicated, as a result of the deep uncertainty caused by the "*corralito*" and the devaluation as well as the generalized breach of contracts in the economy and the severance of the chain of payments, which caused economic agents to preserve the scarce cash generated. In the specific case of our group of companies, the mandatory conversion to pesos of lease agreements, the imposition of an inflation adjustment through the application of the CER index ("*Coeficiente de Estabilización de Referencia*") and the impossibility to enter into new agreements in dollars, impacted on the occupancy rate and on the income from leases in the Office and Shopping Center segments. Despite revenues in the Sales and Developments segment were stimulated by the sale of properties using rescheduled bank deposits, revenues experimented a significant contraction. Income from the international segment decreased as a result of lower sales in the recently sold subsidiary, Brazil Realty. The Hotel segment was affected by tourist alerts launched by the United States, which resulted in a lower number of visitors from those latitudes.

During the third quarter of fiscal year 2002, we followed the process started two years ago of achieving a financial and expenditure structure sustainable over time. In line with this decision, we continued our reduction of administration and selling expenses, which has been implemented for several periods now, in both IRSA and APSA, and which we believe to be a material element of our strategy.

Million Ps.	Administrative Expenses for the nine month period July-March		
	2002	**2001**	**Change %**
IRSA Proportional Consolidation	**19,99**	**26,65**	**-24,99%**
	Selling Expenses for the nine month period July-March		
	2002	**2001**	**Change %**
IRSA Proportional Consolidation	**16,12**	**16,98**	**-5,06%**
APSA (1)	*9,4*	*4,8*	*95,83%*
IRSA RT4 (2)	*3,9*	*6,4*	*-39,06%*

(1) Reflects an increase in the allowance for doubtful accounts.
(2) According to the traditional consolidation method.

IRSA's cash flow generation was adversely affected during the summer months by the series of events described above. The EBITDA for the third trimester of fiscal year 2002 was Ps.52.4 million, as compared to Ps.64.8 million for the same quarter of fiscal year 2001, a drop of 19.1%. The EBITDA of our shopping center subsidiary, APSA, fell 35%, from Ps.69.5 million to Ps.45 million in those periods.

IIQ02 Highlights, including significant operations occurred after March 31, 2002.

Sale of Properties. So as to encourage the sale of properties, the Company strongly promoted sales in exchange for rescheduled bank term deposits. Under this method, sales were made for a total amount of Ps.9.6 million.

Sale of Rivadavia 2243. On January 31, 2002, IRSA sold one of its commercial properties, located at Av. Rivadavia 2243, to the Tía Supermarket chain. IRSA received a total amount of US$ 0.9 million and Ps.1 million for the sale of this 2,070 m2 property. The property had a book value of Ps.3.7 million.

Sale of Brazil Realty – On February 28, 2002, Ritelco S.A., a controlled company of IRSA, sold 100% of its equity interest in Brazil Realty, subsidiary of the Company in Brazil. Creed Holdings LTD, purchased the entire stockholding. The transaction's price was agreed in the amount of US$ 44.2 million. As of March 31, 2002, payment of US$ 14.0 million was still pending. This trasnsaction generated a net positive result of Ps. 18.7 million.

Extension of maturity of $43.5 million Notes. After a series of extensions agreed upon between IRSA and the holders of the $43.5 million Notes, June 19, 2002, was fixed as final date of maturity of its principal amount. The capitalization of interest was also agreed upon. After March 31, 2002, the Company partially repurchased the notes, taking the new outstanding value to $38.8 million. The Company and the note holders are studying the alternatives available for the repayment of this facility.

***Pesification* of debt –** Decree 214/02 which established the conversion to pesos of dollar-denominated obligations, resulted in the conversion to pesos of a portion of IRSA's and its subsidiaries' indebtedness.

Repayment of indebtedness with bank deposits. From January to May, the Company repaid *pesified* short-term indebtedness for an amount of Ps.42.2 million by means of the acquisition of rescheduled bank deposits derived from the purchase from depositors and from the sale of properties, obtaining significant discounts on their notional amount. The funds used derived largely from the sale of Brazil Realty and the Company's cash flow generation.

The Company expects to continue with this strategy in order to prevent increases in the value of its indebtedness resulting from the adjustment of debts according to the CER coefficient.

APSA Ps.120 million FRN. On January 15, 2002 and March 13, 2002, holders of the Ps.120 million FRN approved in unanimous meetings the acceptance of (i) the payment of an interest coupon due January, 2002 in two installments in January and March 2002, (ii) the payment of 30% of the interest accrued in the January / March 2002 period, with maturity before March 22, 2002, (iii) the extension until July 17, 2002 of the payment date for the Ps.12.5 million principal coupon due on January 13, 2002, and for the unpaid balance of the 70% interest for the January / April 2002 period.

I. Offices and Other Rental Properties

During the nine months ended March 31, 2002, revenues from rental portfolio reached Ps.19.9 million, as compared to Ps.23.4 million in the same period of fiscal year 2001. The average occupancy rate decreased to 80% as of March 31, 2002 from 88% as of March 31, 2001. This reduction results from an increase in the Company's leasable area resulting from the addition of Edificio Costeros Dique IV to the rental portfolio and the deep economic recession, which forced many firms to resize their facilities or move to lower-priced areas. In addition, Decree 214, established the *pesification* of lease agreements at an exchange rate of one peso to one dollar, and the inflation adjustment of existing agreements according to the CER coefficient. In the case of new agreements, this coefficient may not be used, thus making it difficult to enter into new leases.

Below is information on IRSA's offices and other rental properties as of March 31, 2002.

Offices and Other Rental Properties

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA's Interest	Monthly Rental income $/000 (3)	Total Rental Income as of March 2001 $/000 (4)			Book Value $/000 (5)
						2002	2001	2000	
Offices									
Libertador 498	12/20/95	12,390	63%	100%	217	2,677	3,159	3,897	32,088
Inter-Continental Plaza (6)	11/18/97	22,535	85%	67%	353	4,270	4,826	4,400	28,697
Maipú 1300	09/28/95	10,325	88%	100%	227	2,668	2,947	2,902	28,435
Laminar Plaza	03/25/99	6,521	95%	100%	213	2,456	2,469	1,202	19,423
Edificios Costeros	03/20/97	6,399	27%	100%	37	804	978	-	16,255
Costeros Dique IV	08/29/01	5,437	63%	100%	104	916	-	-	13,867
Reconquista 823/41	11/12/93	6,100	100%	100%	115	1,301	1,525	1,367	12,846
Madero 1020	12/21/95	5,056	57%	100%	77	1,122	1,862	1,847	12,298
Suipacha 652/64	11/22/91	11,453	45%	100%	56	735	1,372	1,652	8,395
Others (7)	-	4,491	66%	N/A	57	753	841	985	9,390
Subtotal		**90,707**	**71%**	**N/A**	**1,456**	**17,702**	**19,979**	**18,252**	**181,694**
Other Rental Properties									
Commercial Properties (8)		6,023	99%	100%	46	1,404	2,496	4,302	4,531
Other properties (9)		33,747	100%	N/A	52	789	988	1,443	4,260
Subtotal		**39,770**	**100%**	**N/A**	**98**	**2,193**	**3,484**	**5,745**	**8,791**
Related Expenses									
Management Fees						643	643	566	
TOTAL OFFCES Y OTHER (10)		**130,477**	**80%**	**N/A**	**1,554**	**20,538**	**24,106**	**24,563**	**190,485**

Notes:

(1) Total leasable area for each property. To obtain the square meters attributable to IRSA this column should be multiplied by IRSA's net ownership interest. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leasable area.

(3) Agreements in force as of 03/31/02 were computed, pro-rata IRSA's net ownership interest in each property.

(4) *Total consolidated leases, as authorized by the Argentine Securities Commission. Excludes gross income tax deduction.*

(5) Cost of acquisition plus improvements, less accumulated depreciation plus goodwill amount paid (if any) pro-rata IRSA's net ownership interest, plus adjustment for inflation as of 03/31/02.

(6) Through Inversora Bolívar S.A.

(7) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, Sarmiento 517 and Puerto Madero Dock 5 (through IRSA). Cumulative revenues for the fiscal years 2001 and 2000 include revenues from Avenida de Mayo 701 (fully sold) and Puerto Madero Dock 6.

(8) Includes the following properties: Constitución 1111 and Alsina 934/44 (through IRSA). Cumulative revenues include: In all fiscal years reported, the revenues from Santa Fe 1588 (fully sold) and Rivadavia 2243. The latter was reclassified to Inventory as of 12/31/01 (see Developments table). In fiscal years 2001 and 2000, the revenues from Sarmiento 580 and Montevideo 1975 (fully sold). In fiscal year 2000, the revenues from Galerías Pacífico.

(9) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through IRSA – only rents are included since book value is reflected on the Developments table) -Agüero 596 and R. Nuñez 4615 (Córdoba), plots in Carlos Gardel (through Alto Palermo S.A), Thames, 1 unit in Alto Palermo Plaza and 2 units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: in fiscal years 2001 and 2000, the revenues from Serrano 250 (fully sold). In fiscal year 2000, the revenues from Cerviño and Terrenos Monserrat (completely sold).

(10) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

II. Shopping Centers - Alto Palermo S.A ("APSA")

During the nine months ended March 31, 2002, the revenues from the shopping center segment decreased to Ps.43.3 million from Ps.47.4 million in the same period of fiscal year 2001.

Our tenants' total sales for the twelve-month period ended March 31, 2002 were Ps.702.4 million, 20.7 % less than the sales made in the same period of the previous year.

Our tenants' average monthly sales per square meter for the nine-month period were Ps.324.7.

Our shopping centers received approximately 65.9 million visitors during the last twelve months.

As of March 31, 2002, the average occupancy rate of our shopping centers was approximately 92% as compared to 94% for the same period of the previous year.

Although our rental contracts are U.S. dollar denominated, as from the enforcement of the mandatory conversion to pesos of all the existing contracts, our tenants have to cancel their obligations in pesos. Additionally, though the existing regulations allow for leases to be adjusted according to the CER index, until now we have adopted the policy of maintaning contracts at historical values.

Tarjeta Shopping

During this nine-month period, Tarshop S.A., the credit card company in which APSA holds an 80% interest, experimented a 2.5% increase in its credit card portfolio (including securitized receivables), from Ps.63.0 million as of March 31, 2001 to Ps.64.6 million as of March 31, 2002. In addition, 14,252 new cards were issued during this period, reaching 152,242 cards. These two indicators motivated a 10.1% increase in the revenues of Tarjeta Shopping, from Ps.19.6 million as of March 31, 2001 to Ps.21.5 million as of March 31, 2002. The deep political, economic and social crisis experienced in Argentina affected Tarshop's collections, leading to an increase in the bad debtors' provision of 175.5%, and resulting in a net loss of Ps.5.7 million for the nine-month period ended March 31, 2002, as compared to an income of Ps.2.1 million for the same period of the previous year.

Below is information on IRSA's shopping centers as of March 31, 2002.

Shopping Centers

	Date of Acquisition	Gross Leaseable Aream2 (1)	Percentage Leased (2)	IRSA's Interest	Total Rental Income for the Nine Months Period Ended March 31, $/000 (3)			Book Value $/000 (4)
					2002	2001	2000	
Shopping Centers (5)								
Alto Palermo	12/23/97	18,129	96%	49%	9,399	11,051	11,657	80,056
Abasto	07/17/94	40,476	94%	49%	8,776	10,038	10,662	74,164
Patio Bullrich	10/01/98	10,815	97%	49%	3,513	3,580	3,361	40,214
Alto Avellaneda	12/23/97	26,130	93%	49%	6,065	7,396	8,051	37,634
Paseo Alcorta	06/06/97	14,948	82%	49%	4,840	5,551	5,479	22,843
Nuevo NOA Shopping	03/29/95	18,876	89%	49%	1,015	1,113	853	10,563
Others (6)	-	50,909	92%	N/A	891	976	1,177	13,169
Fibesaand others (7)				49%	1,393	2,028	-	
Revenues Tarjeta Shopping				39%	8,510	7,584	4,929	
TOTAL SHOPPING CENTERS (8)		180,283	92%	N/A	44,402	49,317	46,169	278,643

Notes:

(1) Total leasable area in each property. To obtain the square meters attributable to IRSA, this column should be multiplied by IRSA's net ownership interest. Excludes common areas and parking spaces.

(2) Calculated dividing occupied square meters by leasable area.
(3) Total consolidated rents, according to the *Comisión Nacional de Valores* (CNV). Excludes gross income tax deduction.
(4) Cost of acquisition plus improvements, less accumulated depreciation plus goodwill amount paid (if any) pro-rata IRSA's net ownership interest, plus adjustment for inflation as of 03/31/02.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Buenos Aires Design and Mendoza Plaza Shopping.
(7) Cumulative revenues of fiscal year 2002, correspond only to Fibesa S.A.; fiscal year 2001 also includes revenues from Alto TV and Alto Invest. IRSA's net ownership interest corresponds only to Fibesa S.A.
(8) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

III. Sales and Developments

For the nine months ended March 31, 2002, the revenues from the sales and developments segment were Ps.22.1 million, as compared to Ps.42.0 million in the same period of fiscal year 2001. The decrease in this segment mainly results from the deep economic recession, despite the incentive provided by the alternative payment method promoted by the Company consisting in the use of rescheduled deposit certificates as means of payment.

Sale of Properties.

As a mean to encourage the sale of properties, the Company strongly promoted sales in exchange for rescheduled bank deposits. Under this method, in effect until April 15, 2002, sales were made for a total amount of Ps.9.6 million. The bulk of these sales consisted in apartments in Alto Palermo Park (11 units) for a total amount of Ps.6.2 million and two floors in the office building "El Rulero" (Libertador 498) for a total value of Ps.2.6 million. These procedure had interesting advantages for both IRSA and depositors; depositors were able to use rescheduled bank deposits trapped in the "*corralito*" and IRSA was able to sell properties at attractive prices and use the proceeds to cancel debts and other general corporate purposes.

Abril, Hudson, Province of Buenos Aires.

During the three months period ending March 31, 2002, 33 lots were sold in this development. As of March 31, 2001, there were 99 houses under construction, 377 finished houses and 61 new projects had been filed. There are 385 families living in Abril.

Torres Jardín.

During the first nine months of fiscal year 2002, 15 apartments were sold in the Torres Jardín development. From its launching up to March 31, 2002, the Company has sold units (including title deeds and purchase agreements with delivery of possession), accounting for 97% of the units available for sale, over a total of 490 apartments, and only 2 units remain available for sale.

Torres de Abasto.

During the first nine months of fiscal year 2002, 36 apartments of the Torres de Abasto development were sold. From its launching up to March 31, 2002, the Company has sold 542 units (including title deeds and purchase agreements with delivery of possession), and has leased 1 unit, accounting for 99.3% over a total of 545 apartments, and only 2 units remain available for sale.

The following chart illustrates IRSA's sales and development properties as of March 31, 2002.

Development Properties

	Acquisition date	Costo estimado / real ($ 000) (1)	Estimated/ Actual Cost (m2) (2)	Total units or lots (3)	IRSA's Ownership Interest	Percentage Constructed	Percentage Sold (4)	Accumulated Sales ($ 000) (5)	Accumulated Sales for the Nine Months Period Ended March, 31 ($000) 02	01	00	Book Value ($ 000) (7)
Apartment Complexes												
Torres Jardín	7/18/1996	33,987	32,244	490	100%	100%	97%	41,884	1,153	3,311	3,450	519
Torres de Abasto (8)	7/17/1994	22,168	35,630	545	49%	100%	99%	32,653	1,385	3,127	2,136	4,457
Palacio Alcorta	5/20/1993	45,539	25,555	191	100%	100%	100%	45,994	354	-	12	(0)
Concepción Arenal	12/20/1996	9,052	6,913	70	100%	100%	94%	6,774	73	2,256	1,291	342
Alto Palermo Park (9)	11/18/1997	14,400	10,369	72	67%	100%	77%	14,689	3,696	328	2,250	3,767
Other (10)		25,885	23,240	178	N/A	100%	97%	28,452	1,104	1,204	358	942
Subtotal		151,031	133,952	1,546	N/A	N/A	N/A	170,446	7,765	10,226	9,497	10,027
Resdential Communities												
Abril/Baldovinos (11)	01/03/1995	61,518	1,408,905	1,273	83%	100%	80%	91,152	4,571	6,539	8,487	13,271
Villa Celina I, II y III	5/26/1992	2,849	75,970	219	100%	100%	100%	8,365	(31)	4	71	26
Villa Celina IV y V	12/17/1997	1,472	58,480	181	100%	100%	98%	5,666	51	1,627	2,887	18
Other (12)		2,875	43,762	33	N/A	100%	100%	3,204	-	-	95	-
Subtotal		68,714	1,587,117	1,706	N/A	N/A	N/A	108,387	4,591	8,170	11,540	13,316
Land Reserve												
Dique 3 (plot 1) (13)	09/09/1999		6,169		50%	0%	-	-	-	-	-	5,772
Dique 3 (plot 2) (14)	09/09/1999		7,221		50%	0%	-	-	-	-	-	6,759
Dique 3 (plot 3) (15)	09/09/1999		7,557		50%	0%	-	-	-	-	-	7,070
Caballito	07/03/1997		20,968		100%	0%	-	-	-	-	-	11,954
Puerto Retiro (9)	11/18/1997		82,051		33%	0%	-	-	-	-	-	18,357
Santa María del Plata	07/10/1997		715,952		100%	0%	-	-	-	-	-	74,743
Pereiraola (11)	12/16/1996		1,299,630		83%	0%	-	-	-	-	-	10,618
Monserrat (9)	11/18/1997		3,400		67%	0%	100%	2,210	-	722	1,488	-
Dique 4 (ex Soc del Dique)	12/02/1997		4,653		100%	0%	50%	7,395	-	7,395	-	3,700
Other (16)			4,441,363		N/A	0%		-	-	-	-	18,223
Subtotal			6,588,964		N/A	N/A	N/A	9,605	-	8,117	1,488	157,196
Otros												
Hotel Llao- Llao	01/06/1997	7,915	-	-	100%	100%	50%	9,904	-	-	-	-
Galerías Pacífico	06/04/1999	196	-	-	100%	100%	100%	3,961	-	-	3,959	-
Sarmiento 580	12/01/1994	7,023	2,635	14	100%	100%	100%	6,510	-	6,510	-	-
Santa Fe 1588	02/11/1994	5,011	2,713	20	100%	100%	100%	4,905	4,905	-	-	-
Rivadavia 2243/65	02/05/1994	4,905	2,070	4	100%	100%	100%	1,903	1,903	-	-	0
Otras Propiedades (17)		51,244	45,685	265	N/A	100%	97%	64,662	475	3,672	870	1,534
Subtotal		76,294	53,103	303	N/A	N/A	N/A	91,845	7,283	10,182	4,829	1,534
Subtotal		296,039	8,363,135	3,555	N/A	N/A	N/A	380,283	19,639	36,695	27,354	182,072
Interest for financing property sales									2,607	4,391	5,229	
Management fees									666	1,708	1,249	
TOTAL (18)		296,039	8,363,136	3,555	N/A	N/A	N/A	380,283	22,912	42,794	33,832	182,072

IRSA

Notes:
(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 03/31/02, pro-rata to IRSA's net ownership interest. In the case of the sale of 100% of our shareholding interest in Inversora del Pacífico and 50% in Hotel Llao-Llao the cost of sale of the shares adjusted for inflation as of March 31, 2002 was considered as investment cost.
(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). To obtain the square meters attributable to IRSA, it should be multiplied by IRSA's net ownership interest. In the case of Land Reserves the land area was considered.
(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces). To obtain the units or lots attributable to IRSA, should be multiplied by IRSA's net ownership interest.
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5) Includes only cumulative sales adjusted for inflation as of March 31, 2002, pro-rata IRSA's net ownership interest.
(6) Corresponds to IRSA's total consolidated sales as authorized by the National Securities Commission adjusted for inflation as of March 31, 2002. Excludes gross income tax deduction.
(7) Cost of acquisition plus improvement plus activated interest plus goodwill amount paid (if any) of the properties in the Company's portfolio as of December 31, 2001, adjusted for inflation as of March 31, 2002, pro-rata IRSA's net ownership interest.
(8) Through Alto Palermo S.A. Includes Abasto plots and inventories related to the Coto project.
(9) Through Inversora Bolívar S.A.
(10) Includes the following properties: Dorrego 1916 (fully sold through IRSA) and units for sale in Alto Palermo Plaza (through Inversora Bolívar)
(11) Directly through IRSA and indirectly through Inversora Bolívar S.A.
(12) Includes the plots of land of San Jorge Village (fully sold through Inversora Bolívar)).
(13) Through Bs As Trade & Finance S.A.
(14) Through Bs As Realty S.A.
(15) Through Argentine Realty S.A.
(16) Includes the following land reserves : Torre Jardín IV, Constitución 1111, Padilla 902, and Terreno Pilar (through IRSA), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Terrenos Benavidez (through Inversora Bolívar S.A.) and Terrenos Alcorta (through APSA S.A.).
(17) Includes the following properties: Sarmiento 517, 1 unit of Madero 1020 (through IRSA) and Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6; Av. de Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through IRSA) and Art Tower 26th Floor and Cerviño 3626 (fully sold through Inversora Bolívar S.A.)
(18) Corresponds to the "Sales and Developments" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. Hotels

Revenues from the hotel business totaled Ps.15.8 million during the nine months ended March 31, 2002, as compared to Ps.17.0 million in the same period of fiscal year 2001.

Below is certain information on IRSA's hotels as of March 31, 2002.

Hotels

Hotel	Acquisition date	IRSA's share %	Rooms	Avg. Occupation %	Avg. Price per room Ps.	Sales as of March 31 (Ps.000) (1) 2002	2001	2000	Book Value as of March 31 2002 (Ps. 000)
Sheraton Libertador	Mar-98	80%	200	41%	130	5,987	8,510	9,929	26,939
Intercontinental	Nov-97	75%	314	42%	146	5,413	8,951	11,353	17,525
Llao Llao	Jun-97	50%	157	49%	189	4,359	4,940	9,314	8,812
Total			671	43%	151	15,759	22,401	30,596	53,276

(1) Proportional to IRSA's actual interest for each period. IRSA's interest in the Hotel Llao Llao was 100% in September 1999. IRSA's interest in the Sheraton Libertador hotel was 100% until December 1999.
(2) Represents 100% of the hotel's book value including facilities and goodwill. Proportional to IRSA's interest.

V. International

During this quarter the Company sold its interest in Brazil Realty for US$ 45 million. This transaction implied IRSA's exit from the international business segment. The Company had sold its interest in Fondo de Valores Inmobiliarios, its subsidiary in Venezuela, in December 2000. The Company has no investments outside of Argentina.

The following chart illustrates IRSA's Strategic Alliances as of March 31, 2002.

Strategic Alliances

	Country	IRSA's Share(%)	Results for IRSA as of March, 31 ($000) (1)			Partner
			2002	2001	2000	
Brazil Realty	Brasil	0.00%	-2,211	11,470	10,091	Elie Horn
Fondo Valores Inmobiliarios	Venezuela	0.00%	0	366	-6,823	Velutini Group
Total			-2,211	11,836	3,268	

(1) IRSA's proportional equity value in year results. It does not include REI effects nor exchange differences in shareholder's equity.

VI. Financial Operations and Others

Debt *pesification* – Decree 214/02, which established the mandatory conversion to pesos of dollar denominated obligations, determined the *pesificaction* of part of the debt held by IRSA and its subsidiaries. In the case of IRSA and its consolidated subsidiaries, U$S 42.0 million approximately were converted to pesos; in the case of our shopping centres subsidiary, APSA, this regulation converted to pesos the entire financial debt. The debt converted into pesos is subject to adjustement by the CER index, which is published on a daily basis. In addition, all pesified debts accrue a maximum rate ranging between 6% and 8%, according to the existence or not of real guarantees on the corresponding loans.

Debt cancellation with rescheduled bank deposits. Between the months of January and May, the company cancelled short term debt *pesified* for an amount of Ps.42.2 million (includes the Banco Galicia loan, granted in September 2001 and Inversora Bolívar debt) by the acquisition, via purchase from hands of depositors and via property sales, of rescheduled deposit certificates, achieving important discounts over the notional value. The funds used on this purchase were mainly obtained from the sale of the Brazil Realty and from the Company's cash generation.

This procedure will determine important savings on financial expenses, due to the reduction on interests charges. On the other hand, the debt cancellation was done at a very important discount over its original dollar value, due to the fact that the conversion to pesos was established at an exchange rate of one U.S. dollar (U$S 1) = one Peso (Ps.1) and due to the possibility of using rescheduled bank deposits purchased at attractive discounts.

The company expects to continue with this procedure, with the intention of avoiding an increase in the debt's value caused by the CER index.

Impact of inflation on the Company's financial position. IRSA's financial statements have been prepared in accordance with Argentine GAAP, which establishes that financial statements must be presented in constant currency as of March 31, 2002. December 31, 2001, was set as the initial date for inflation adjustment for non-cash items.

The Company has used the wholesale domestic price index ("IPIM") to make the adjustments required, the adjustment coefficient applied was 1.3205 for the December 31, 2001 / March 31, 2002 period.

Due to these accounting adjustments, the result from exposure to inflation ("R.E.I.") was of Ps.42.6 million for the nine-month period ended March 31, 2002. Moreover, the net loss caused by the difference in the exchange rate registered approximately Ps.174 million for the same period. Both results have been registered under "Financial Results" and partially explain the significant loss shown on that line.

The reported figures reflect distortions arising from the inflation adjustment and, in combination with the currency adjustment of certain items in a volatile scenario, significantly complicate the analysis of performance and the assessment of the value of the Company's assets. We believe that the relative distortions will gradually disappear and the value of real estate assets will recover over time, hand in hand with the economy's general correction.

Extension of maturity of the $43.5 million Note. After a number of extensions agreed upon between IRSA and the holders of the $43.5 million Note, June 19, 2002, was established as final date of maturity of the principal amount. In addition, the capitalization of interest was agreed upon. After March 31, 2002, the Company partially repurchased the notes, taking the new outstanding value to $38.8 million. Although we consider that the Notes, which are held by three local banks, should be converted to pesos at a Ps. 1 to U$S 1 exchange rate, having been funded with local deposits, possible due to the base rate accrued by the Notes, the BADLAR rate (average rate paid on dollar denominated deposits which was published daily by the Central Bank), the Company and the holders are studying alternatives for the repayment of this facility.

APSA Ps.120 million FRN – Extension of coupon - On January 15, 2002 and March 13, 2002, holders of the Ps.120 million FRN approved in unanimous meetings the following:

- ·the acceptance of the payment of the interest coupon of Class A and B Notes due on January 13, 2002 for Ps.7.0 million in two installments on January 16, 2002 and March 19, 2002.
- ·the payment before March 22, 2002, of 30% of the interest accrued on Class A and B Notes for the period between January 13, and March 13, 2002.
- ·the extension until July 17, 2002, of the payment date for the Ps.12.5 million principal coupon due on January 13 and of the unpaid balance of 70% of the interest on Class A and B Notes belonging to the period between January 13, 2002 and April 18, 2002.

In addition, a standstill of the short term debt with the banks involved was negotiated, and the payment of 30% of the interest accrued until March 13, 2002, was agreed upon.

This extension was approved subject to the execution of a subordination agreement entered into among IRSA, Parque Arauco S.A. and Citibank, as Administrative Agent of the notes, whereby the shareholders agreed to subordinate the collection of some of the loans granted by them to APSA to the previous cancellation of the Notes and short-term bank debt.

In addition, holders accepted the payment with rescheduled bank deposits, which allowed for attractive discounts.

Issue of bonds convertible into ordinary shares of IRSA - The Shareholders' Meeting of IRSA held on March 8, 2001 approved the issuance of bonds convertible into ordinary shares of the Company for up to US$ 100 million, with a fixed coupon ranging between 6% to 12% per annum, payable every six months in arrears and with a conversion price which will result from the average closing price for the twenty days previous to the closing of the transaction, with or without a conversion premium of up to 10%, at the Board of Directors' discretion. The proceeds of this issue will be used fundamentally to repay existing liabilities and to underwrite a convertible bond to be issued by APSA.

Issue of bonds convertible into ordinary shares of APSA - The Shareholders' Meeting of APSA held on December 4, 2001 approved the issue of Bonds convertible into ordinary shares of APSA for up to U$S 100 million, with a fixed rate of 10% per annum, payable every six months in arrears and with a conversion price ranging from Ps.0.10 to Ps.0.15 at the Board of Directors' criterion. The proceeds of this issue will be used to repay existing liabilities. APSA expects to obtain the relevant approvals of the supervisory agencies so as to implement the issue.

VII. Brief comment on prospects for the next fiscal year.

We will continue focusing on the reduction of *pesified* indebtedness. We believe that the inflation adjustment will result in a geometrical increase in the value of debts and we intend to avoid such effect. For this reason, we will further use funds from the sale of our subsidiary Brazil Realty and the cash flow from operations to repay liabilities converted into pesos.

We are considering alternative convertible debt strategies aimed at capitalizing both IRSA and APSA and reducing indebtedness and financial expenses as much as possible. We expect to strengthen our balance sheet in this manner.

On the other hand, we continue adjusting our operating structures to a lower level of activity. We believe the only way to survive is to be flexible both at times of fortune and hardship.

The conditions for the economy to grow again are still not present, as the rules that should replace Convertibility have not been devised yet. The absence of a clear monetary rule and a solution to the banking problem, combined with the little support that the current government has both within and outside the political environment, causes much confusion and strong instability and prevents the establishment of an enduring regime. We consider that all these matters should be figured out before Argentina can resume grow.

Our aim is for IRSA to outshine the universe of Argentine companies through this terrible crisis and once economic growth is resumed. We do not think these are times for expansion but rather for strengthening our balance sheet and capitalizing our group of companies. This is what we are focusing on and what we believe have so far succeeded in doing.

IRSA
Consolidated Financial Highlights
For the period ending March 31, 2002 and 2001
(In Argentine 000 Pesos)

	Nine months Fiscal Year 2002	Nine months Fiscal Year 2001	% Change
Income Statement			
Corresponds to the **proportional consolidated** income statement			
Net Sales			
Sales and Development	22,134	42,023	-47.3%
Offices and others	19,933	23,396	-14.8%
Shopping Centers	43,254	47,423	-8.8%
Hotels	15,762	22,401	-29.6%
International	16,754	38,477	-56.5%
Total sales	**117,837**	**173,720**	**-32.2%**
Operating cost	-64,876	-87,263	-25.7%
Gross income	**52,961**	**86,457**	**-38.7%**
Selling & Administrative Expenses	-36,119	-43,630	-17.2%
Loss on purchasers rescissions of sales contracts	-18	2	-1000.0%
Results from operations and holding of real estate assets	16,209	-773	2196.9%
Operating Income	**33,033**	**42,056**	**-21.5%**
Financial results, net	-332,048	-54,114	-513.6%
Net income in affiliated companies	203	-6,708	103.0%
Other income (expenses), net	-2,599	-2,218	-17.2%
Ordinary (Loss)-Income before taxes	**-301,411**	**-20,984**	**-1336.4%**
Income tax	-5,832	-3,450	69.0%
Ordinary (Loss)-Income	**-307,243**	**-24,434**	**-1157.4%**
Extraordinary losses	0	-3,816	0.0%
Net (Loss)-Income	**-307,243**	**-28,250**	**-987.6%**
Balance sheet			
Corresponds to the **consolidated** income statement **according to the traditional method.**			
Cash and bank	22,783	4,737	381%
Investments	60,047	135,189	-56%
Mortgages, notes and other receivables	84,874	60,122	41%
Inventory	14,441	37,617	-62%
Total Current Assets	**182,145**	**237,665**	**-23%**
Mortgages and other receivables	52,930	53,859	-2%
Inventory	39,909	37,749	6%
Investments	368,566	475,191	-22%
Fixed assets and intangible assets, net	284,786	294,255	-3%
Non Current Assets	**746,191**	**861,054**	**-13%**
Total Assets	**928,336**	**1,098,719**	**-16%**
Short-Term debt	463,565	204,792	126%
Total Current Liabilities	**499,527**	**230,163**	**117%**
Long-term debt	31,148	123,675	-75%
Total Non Current Liabilities	**34,434**	**131,262**	**-74%**
Total Liabilities	**533,961**	**361,425**	**48%**
Minority interest	53,565	77,018	-30%
Shareholders' Equity	**340,810**	**660,276**	**-48%**
Other EBITDA data (period)			
Corresponds to the **consolidated** income statement **according to the traditional method.**			
Income tax	3,478	1,438	142%
Minority interest	1,074	1,008	7%
Depreciation and amortization	12,350	10,177	21%
Interest expense	26,740	29,690	-10%
Net income in affiliated companies	9,939	-5,619	277%
Other noncash transactions	304,401	43,351	602%
Cash dividends received	1,685	12,990	
Selected Ratios			
Debt/Equity Ratio	156.7%	54.7%	186%
Book value per GDS	16.08	31.15	-48%
Net Imcome per GDS	-14.49	-1.33	-988%
EBITDA (000) (period)	52,424	64,785	-19%
EBITDA (000) (last 12 month)	69,157	76,946	-10%
EBITDA per GDS	2.47	3.06	-19%
EBITDA /Net Income	-0.17	-2.29	-93%
Weighted Average of GDSs	21,199,927	21,199,927	0%

IRSA

IRSA
Information by business Unit
For the period ending March 31, 2002 and 2001
(In Argentine 000 Pesos)

	Sales and Developments	Offices and Others	Shopping Centers	Hotels	International	Financial operations and others	TOTAL
For the period ending March 31, 2002							
Sales	22,134	19,933	43,254	15,762	16,754	-	117,837
Costs	(17,772)	(5,699)	(20,636)	(11,278)	(9,491)	-	(64,876)
Gross profit	**4,362**	**14,234**	**22,618**	**4,484**	**7,263**	-	**52,961**
Administrative Expenses	(5,054)	(2,443)	(5,549)	(4,525)	(2,425)	-	(19,996)
Selling Expenses	(1,897)	(82)	(9,308)	(1,747)	(3,089)	-	(16,123)
Loss on purchasers rescissions of sales contracts	(18)	0	0	0	0	-	(18)
Results from operations and holding of real estate ass	(2,877)	0	240	0	18,846	-	16,209
Operating Income	**(5,484)**	**11,709**	**8,001**	**(1,788)**	**20,595**	-	**33,033**
Depreciations and Amortization (b)	774	4,074	14,579	2,525	147	-	22,099
For the period ending March 31, 2001							
Sales	42,023	23,396	47,423	22,401	38,477	-	173,720
Costs	(33,283)	(4,715)	(18,725)	(13,955)	(16,585)	-	(87,263)
Gross profit	**8,740**	**18,681**	**28,698**	**8,446**	**21,892**	-	**86,457**
Administrative Expenses	(7,631)	(3,495)	(6,633)	(5,133)	(3,759)	-	(26,651)
Selling Expenses	(3,263)	(277)	(6,433)	(2,384)	(4,622)	-	(16,979)
Loss on purchasers rescissions of sales contracts	2	0	0	0	0	-	2
Results from operations and holding of real estate ass	(296)	0	0	0	(477)	-	(773)
Operating Income	**(2,448)**	**14,909**	**15,632**	**929**	**13,034**	-	**42,056**
Depreciations and Amortization (b)	401	3,836	13,963	2,811	(780)	-	20,231

(a)Includes offices, retail locales and housing.

(b) Included in operating income

Consolidated Financial Highlights
Quartely information
For the period ending March 31, 2002 and 2001
(In Argentine 000 Pesos)

	I Quarter Sep-01	II Quarter Dic-01	III Quarter Mar-02	Fiscal Year 2002
Income Statement				
Corresponds to the proportional consolidated income statement				
Net Sales				
Sales and Development	6,485	7,593	8,056	22,134
Offices and others	7,230	7,232	5,471	19,933
Shopping Centers	16,964	16,739	9,551	43,254
Hotels	5,322	5,463	4,977	15,762
International	3,271	13,484	-1	16,754
Total sales	**39,272**	**50,510**	**28,055**	**117,837**
Operating cost	-14,432	-31,114	-19,331	-64,876
Gross income	**24,840**	**19,397**	**8,724**	**52,961**
Selling & Administrative Expenses	-12,080	-15,714	-8,325	-36,119
Loss on purchasers rescissions of sales contracts	-3	-16	0	-18
Results from operations and holding of real estate asse	58	-2,819	18,970	16,209
Operating Income	**12,815**	**848**	**19,370**	**33,033**
Financial results, net	-57,893	-21,862	-252,292	-332,048
Net income in affiliated companies	-647	1,295	-445	203
Other income (expenses), net	-3,157	656	-98	-2,599
Ordinary (Loss)-Income before taxes	**-48,882**	**-19,063**	**-233,466**	**-301,411**
Income tax	-3,460	-952	-1,420	-5,832
Ordinary (Loss)-Income	**-52,342**	**-20,015**	**-234,886**	**-307,243**
Extraordinary losses				
Net (Loss)-Income	**-52,342**	**-20,015**	**-234,886**	**-307,243**